

July 13, 2023

David Humphreys
Chief Financial Officer
Babylon Holdings Ltd
2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746

>   **Re: Babylon Holdings Ltd**
>   **Form 8-K filed June 23, 2023**
>   **Response dated July 6, 2023**
>   **File No. 001-40952**

Dear David Humphreys:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and Services

cc: Ryan Maierson, Esq.